Locked Lord Edwards

111 Huntington Avenue

Boston, MA 02199

Telephone: 617-239-0100

Fax: 617-227-4420

www.lockelord.com

Stacie S. Aarestad

Partner

Direct Telephone: 671-239-0314

Direct Fax: 866-955-8599

Stacie.aarestad@lockelord.com

July 21, 2015

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Kathryn McHale, Senior Staff Attorney

Re:	NewStar Financial, Inc.
Registration Statement on Form S-3
Filed June 24, 2015
File No. 333-205200

Dear Ms. McHale:

On behalf of NewStar Financial, Inc. (“NewStar” or the “Company”), we submit this letter in response to the comments provided to NewStar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated July 15, 2015 (the “Letter”), relating to NewStar’s Registration Statement on Form S-3 filed June 24, 2015 (the “Registration Statement”). Set forth below are the Staff’s comments followed by the Company’s responses. The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below in italics. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. These changes will be reflected in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed with the Commission contemporaneously with this letter. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Rights Offerings by NewStar, page 28

1.	Based on your disclosure in this section, it appears that you need to register the offering of rights as a separate security in the fee table and have counsel file an updated legality opinion covering the rights. Please advise or revise, as appropriate.

RESPONSE:

In response to the Staff’s comment, the requested revisions have been made to the fee table and an updated opinion filed as an exhibit to Amendment No. 1 to reflect the registration of rights.

Atlanta | Austin | Boston | Chicago | Dallas | Hartford | Hong Kong | Houston | Istanbul | London | Los Angeles | Miami | Morristown | New Orleans
New York | Orange County | Providence | Sacramento | San Francisco | Stamford | Tokyo | Washington DC | West Palm Beach

Securities and Exchange Commission

July 21, 2015

Selling Stockholders, page 29

2. We note your tabular disclosure regarding the selling stockholders. Please revise the table to identify the natural persons who have or share voting or investment power for each entity identified as a selling stockholder. For guidance, please refer to Regulation SK Compliance & Disclosure Interpretation 240.04.

RESPONSE:

In response to the Staff’s comment, the Company has revised the tabular disclosure regarding the selling stockholders on page 29 of Amendment No. 1 to identify the natural persons who have or share voting or investment power for each entity identified as a selling stockholder.

3.	Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•	the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE:

The Company respectfully advises the Staff that each of FS Investment Corporation (“FSIC”), FS Investment Corporation II (“FSIC II”) and FS Investment Corporation III (“FSIC III” and, together with FSIC and FSIC II, the “Selling Stockholders”) is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. Each of the Selling Stockholders has informed us that it invests in securities in the ordinary course of business and without the agreement, understanding or view to, directly or indirectly, distribute any security. None of the Selling Stockholders are broker dealers. FS2 Capital Partners, LLC, a broker dealer affiliated with the Selling Stockholders, serves as the dealer manager for FSIC III’s ongoing continuous public offering and served as the dealer manager for FSIC and FSIC II’s completed continuous public offerings. The Company has included the representations set forth above on page 29 of Amendment No. 1.

Securities and Exchange Commission

July 21, 2015

Exhibits

Exhibit Index

4.	We note that the exhibit index references Exhibit 25.1, a Form T-1 “[t]o be filed separately pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.” However, your related footnote disclosure indicates that this exhibit will “be filed by amendment or as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated by reference [in the registration statement], if applicable.” Please note that the Form T-1 should be filed under the electronic form type “305B2.” For additional guidance, refer to section 206.01 of our Trust Indenture Act Compliance and Disclosure Interpretations. Please revise accordingly.

RESPONSE:

In response to the Staff’s comment, the Company has revised the exhibit index in Amendment No. 1.

Exhibit 5.1

5.	Please revise the second paragraph on page 1 to reconcile counsel’s reference to the $100,000,000 aggregate offering price with the $1,000,000,000 amount shown on the cover page of the prospectus.

RESPONSE:

The opinion has been refiled to correct the reference to the aggregate offering price.

6.	We note counsel’s assumption in the paragraph numbered (6) on page 3 of the opinion. Please tell us whether the company has reserved a sufficient number of shares for the issuance of the shares of Common Stock underlying the Common Stock warrants. If so, please revise the opinion to so clarify. Also please revise the assumption in the paragraph numbered (6) to reflect that prior to the issuance of the Common Stock warrant shares, the company will continue to have available for issuance, under its certificate of incorporation, the requisite number of authorized but unissued shares of Common Stock.

Securities and Exchange Commission

July 21, 2015

RESPONSE:

In response to the Staff’s comment, the opinion has been revised to reflect the reserve for the warrant shares and the previously included assumption has been eliminated.

7.	In the penultimate paragraph on page 3, we note counsel’s assumption that “the Company is and will remain duly organized, validly existing and in good standing under Delaware law” (emphasis added). It is inappropriate for counsel to assume material facts underlying the opinion or facts that are readily ascertainable. Please revise the opinion accordingly.

RESPONSE:

In response to the Staff’s comment, the assumption included in the opinion has been revised to remove the reference to existing ascertainable facts.

*    *    *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to the Letter, please contact me at (617) 239-0314.

Very truly yours,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	John K. Bray, Chief Financial Officer
NewStar Financial, Inc.